

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

<u>Via E-mail</u>
Ms. Mary Templeton
Senior Vice President, General Counsel and Corporate Secretary
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976-3622

  Re: Discovery Laboratories, Inc.
    Registration Statement on Form S-3
    Filed April 15, 2013
    File No. 333-187934

Dear Ms. Templeton:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-3</u>

<u>General</u>

1. We note that you filed a request for confidential treatment on March 18, 2013. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until we have resolved all outstanding issues on your confidential treatment request.

<u>Information Incorporated by Reference, page 19</u>

2. We note that your registration statement incorporates by reference your annual report on Form 10-K for the year ended December 31, 2012. This filing does not contain the Part III information that is required by Form 10-K. Please amend your Form S-3 filing, amend your Form 10-K filing, or file your proxy statement to include the required Part III

information. Your filing must be complete before we take final action on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Ira L. Kotel
         Dentons US LLP
         1221 Avenue of the Americas
         New York, New York 10020